Filed by Bank of the Ozarks, Inc. pursuant to Rule 425

under the Securities Act of 1933.

Subject Company: RVB Bancshares, Inc.

Commission File No.: 0-22759

NEWS RELEASE

Release Date:	Immediate

Contact:	Randy Oates (501) 978-2226

Date:	March 11, 2003

Bank of the Ozarks Announces Agreement to Purchase

River Valley Bank of Russellville

LITTLE ROCK, Ark. – Bank of the Ozarks, Inc. (NASDAQ: OZRK) today announced the signing of an Agreement and Plan of Merger between Bank of the Ozarks, Inc. and RVB Bancshares, Inc. (“RVB”). RVB owns 100% of River Valley Bank, a Russellville, Arkansas bank with approximately $54 million in assets as of December 31, 2002. This acquisition will be accomplished as a merger pursuant to which RVB will be merged with and into Bank of the Ozarks, Inc. with the stockholders of RVB receiving a combination of cash and Bank of the Ozarks, Inc. common stock.

“Russellville is an important market in the Arkansas River Valley on Interstate 40 between our offices in Conway and Clarksville,” said George Gleason, chairman and chief executive officer of Bank of the Ozarks. “This acquisition is a natural fit with our growth and de novo branching strategy. We are looking forward to providing our new Russellville customers a very attractive package of enhanced banking services.”

Russellville is the county seat and largest community in Pope County. As of December 31, 2002, River Valley Bank had approximately $45 million in loans and $49 million in deposits. Bank of the Ozarks, Inc. is paying 1.75 times RVB’s December 31, 2002 equity, or approximately 14.6 times last year’s earnings, with no adjustment being made for 2003 earnings to the date of closing. This price of approximately $7.1 million will be paid in cash and/or Bank of the Ozarks, Inc. common stock at the option of each RVB shareholder, provided that no more than 49% of the total purchase price will be paid in cash. The transaction is expected to be consummated in the second quarter of 2003 and is subject to regulatory approvals and the approval of RVB’s shareholders. The transaction is also subject to other conditions, including conditions related to the price of Bank of the Ozarks, Inc. common stock prior to closing. The transaction is expected to be a tax-free reorganization for federal income tax purposes.

“I look forward to working with Bank of the Ozarks during the transition,” said James Biggers, president of River Valley Bank. “The Board of Directors and I firmly believe Bank of the Ozarks is the best partner for RVB and River Valley Bank. I am very proud of the bank we have built and am confident this merger with Bank of the Ozarks will be a positive step forward for our stockholders, customers and staff.”

Bank of the Ozarks, Inc. expects the acquisition to have no material impact on its 2003 earnings per share and to be slightly accretive to 2004 earnings per share. As a result, Bank of the Ozarks, Inc. is confirming its previous earnings guidance provided in its January conference call.

In February 2003 Bank of the Ozarks opened a previously announced loan production office in Russellville and has contracted to purchase two sites for de novo branches in this market in 2003. Brad Thresher, executive vice president of Bank of the Ozarks will be leading the bank’s expansion in Russellville including the transition of River Valley Bank’s customers and staff to Bank of the Ozarks. Thresher will work with River Valley Bank president James Biggers to accomplish a smooth transition.

In connection with this proposed transaction, Bank of the Ozarks, Inc. intends to file with the SEC a proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF BANK OF THE OF OZARKS, INC. AND RVB BANCSHARES, INC. ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANK OF THE OZARKS, INC., RVB BANCSHARES, INC. AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed by Bank of the Ozarks, Inc. with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of all documents filed by Bank of the Ozarks, Inc. with the SEC by contacting Bank of the Ozarks, Inc’s. Investor Relations at P.O. Box 8811, Little Rock AR, 72231-8811 or by accessing Bank of the Ozarks, Inc.’s web site at www.bankozarks.com.

This release contains forward looking statements regarding Bank of the Ozarks, Inc.’s plans, expectations and outlook for the future and future events including statements regarding the impact of the proposed merger. Actual results may differ materially from those projected in such forward looking statements, due, among other things, to various risks and uncertainties, including, but not limited to, (1) the possibility that the transaction does not close due to failure to receive required approvals or satisfy other conditions, (2) the ability to successfully integrate RVB’s operations, (3) competitive factors and economic conditions in the Russellville market, including the impact of the current economic slow down, (4) the creditworthiness of RVB’s borrowers and the ability to retain RVB’s deposit and loan customer base following consummation of the transaction and (5) other factors identified in this press release or in Management’s Discussion and Analysis under the caption “Forward Looking Information” contained in the Company’s most recent Annual Report to Stockholders and the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Bank of the Ozarks, Inc. is a bank holding company with $1.04 billion in total assets as of December 31, 2002 and trades on the NASDAQ National Market under the symbol “OZRK.” The Company owns a state-chartered subsidiary bank that conducts operations through 33 banking offices in 22 communities throughout northern, western and central Arkansas and loan production offices in Russellville, Arkansas, Charlotte, North Carolina and Frisco, Texas. The Company may be contacted at (501) 978-2265 or P.O. Box 8811, Little Rock, AR 72231. The Company’s website is www.bankozarks.com.